UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PERFORMANCE SHIPPING INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y67305154

(CUSIP Number)

August 28, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y67305154	13G/A	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Funicular Funds, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 180,000 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 180,000 (1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	The reporting person’s ownership consists of 180,000 warrants to purchase 180,000 shares of common stock.
(2)	Based upon 10,910,319 shares of common stock outstanding as of August 18, 2023, as reported by the Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2023, plus shares underlying warrants.

CUSIP No. Y67305154	13G/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Cable Car Capital LLC (3)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 180,000 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 180,000 (1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	The reporting person’s ownership consists of 180,000 warrants to purchase 180,000 shares of common stock.
(2)	Based upon 10,910,319 shares of common stock outstanding as of August 18, 2023, as reported by the Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2023, plus shares underlying warrants.
(3)	Cable Car Capital LLC, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital LLC, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.

CUSIP No. Y67305154	13G/A	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Jacob Ma-Weaver (3)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 180,000 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 180,000 (1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The reporting person’s ownership consists of 180,000 warrants to purchase 180,000 shares of common stock.
(2)	Based upon 10,910,319 shares of common stock outstanding as of August 18, 2023, as reported by the Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2023, plus shares underlying warrants.
(3)	Cable Car Capital LLC, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital LLC, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.

CUSIP No. Y67305154	13G/A	Page 5 of 10 Pages

Item 1.

a.	Name of Issuer

Performance Shipping Inc.

b.	Address of Issuer’s Principal Executive Offices

373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece

Item 2.

(a)	Name of Person Filing

Funicular Funds, LP

Cable Car Capital LLC

Jacob Ma-Weaver

(b)	Address of the Principal Office or, if none, residence

2261 Market Street, #4307, San Francisco, CA 94114

(c)	Citizenship

Funicular Funds, LP – Delaware

Cable Car Capital LLC – California

Jacob Ma-Weaver – United States

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

Y67305154

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. Y67305154	13G/A	Page 6 of 10 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Funicular Funds, LP – 180,000

Cable Car Capital LLC – 180,000

Jacob Ma-Weaver – 180,000

(b)	Percent of class:

Funicular Funds, LP – 1.6%

Cable Car Capital LLC – 1.6%

Jacob Ma-Weaver – 1.6%

(c)	Number of shares as to which the person has:

i. Sole power to vote or to direct the vote

Funicular Funds, LP – 180,000

Cable Car Capital LLC – 180,000

Jacob Ma-Weaver – 180,000

ii. Shared power to vote or to direct the vote -

Funicular Funds, LP – 0

Cable Car Capital LLC – 0

Jacob Ma-Weaver – 0

iii. Sole power to dispose or to direct the disposition of

Funicular Funds, LP – 180,000

Cable Car Capital LLC – 180,000

Jacob Ma-Weaver – 180,000

iv. Shared power to dispose or to direct the disposition of

Funicular Funds, LP – 0

Cable Car Capital LLC – 0

Jacob Ma-Weaver – 0

**	See footnotes on cover pages which are incorporated by reference herein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. Y67305154	13G/A	Page 7 of 10 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. Y67305154	13G/A	Page 8 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023

FUNICULAR FUNDS, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

CABLE CAR CAPITAL LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

JACOB MA-WEAVER

By:	/s/ Jacob Ma-Weaver
Jacob Ma-Weaver

CUSIP No. Y67305154	13G/A	Page 9 of 10 Pages

Exhibit List

Exhibit A. Joint Filing Agreement

CUSIP No. Y67305154	13G/A	Page 10 of 10 Pages

Exhibit A

The undersigned agree that this Schedule 13G/A, and all amendments thereto, relating to the common shares of Performance Shipping Inc., shall be filed on behalf of the undersigned.

Dated: August 31, 2023

FUNICULAR FUNDS, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

CABLE CAR CAPITAL LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

JACOB MA-WEAVER

By:	/s/ Jacob Ma-Weaver
Jacob Ma-Weaver